DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

RECEIVED
2006 JUL 31 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BROWNRUDNICK

06015589

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

July 27, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Press release dated 27 July 2006 – Option Reports Strongest Quarter Ever As HSDPA Launch Accelerates (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Dorothy L. Puzio, Esq.

Enclosures

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

cc: Frederic Convent, CFO (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)
Jenny E. Mercado, Esq. (via e-mail)

7/31

1445076

b r o w n r u d n i c k . c o m

EXHIBIT 1

OPTION REPORTS STRONGEST QUARTER EVER AS HSDPA LAUNCH ACCELERATES

Leuven, Belgium – July 27th, 2006 - Option N.V. (EURONEXT Brussels: OPTI; ADR: OPNVY), the wireless technology company, announced today its results for the second quarter and first half year ended June 30th, 2006. The financial information reported in this release is presented in Euro and has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union (IFRSs). The accounting policies and methods of computation followed in the attached financial statements are the same as those followed in the most recent annual financial statements.

Highlights of the second quarter and first half year included:

- Total revenues for the second quarter of fiscal year 2006 did not only increase by 68.8% to EUR 82.5 million compared with the EUR 48.9 million in the second quarter of 2005 but also exceeded the total revenues of the first half year of 2005.

- Gross margin in Q2 2006 was 42.6% on total revenues, compared with gross margin of 45.1% of Q2 2005.

- EBIT increased to EUR 16.9 million, or 20.5% of total revenues, during the second quarter of fiscal year 2006 compared with EUR 10.3 million or 21.1% of total revenues, in the corresponding period in 2005, representing a growth of 64.5%.

- Net profit for the second quarter of fiscal year 2006 was EUR 13.4 million, or EUR 0.32 per basic share and EUR 0.32 per diluted share. This compares with a net profit of EUR 7.7 million, or EUR 0.19 per basis share and EUR 0.19 per diluted share in Q2 2005, representing an increase of 74.0%[1].

- Total revenues for the first half of fiscal year 2006 increased by 78.6% to EUR 140.8 million compared with the EUR 78.8 million in the first half of 2005.

- Gross margin in the first half of 2006 was 40.9% of total revenues, compared with gross margin of 46.9% of first half of 2005.

- EBIT increased to EUR 25.1 million or 17.8% of total revenues during the first half of fiscal year 2006 compared with EUR 15.8 million or 20.1% of revenues, in the corresponding period in 2005, representing a growth of 58.6%.

- Net profit for the first semester of fiscal year 2006 was EUR 21.0 million, or EUR 0.51 per basic share and EUR 0.51 per diluted share. This compares with a net profit of EUR 11.4 million, or EUR 0.28 per basic share and EUR 0.28 per diluted share in H1 2005, representing an increase of 83.9%[1].

- Inventories grew by EUR 5.4 million during the first half, mainly due to the building of components stocks in order to secure sales in future quarters and finished goods ready for delivery in the first week of the third quarter. The level of finished goods at quarter-end remained very low, representing only 6.2% of total inventory value, in line with our year-end 2005 percentage.

[1] As from April 24th, 2006, the stock was split in four. For reason of reporting, the transaction was applied retroactively.

Consolidated Performance

For the 3 and 6 month period ended 30 June Million EUR (except per share figures)	Q2 2006	Q2 2005	H1 2006	H1 2005
Total revenues	82.5	48.9	140.8	78.8
Gross profit	35.1	22.0	57.6	37.0
Operating expenses	(18.2)	(11.7)	(32.4)	(21.2)
EBIT	16.9	10.3	25.1	15.8
Net profit	13.4	7.7	21.0	11.4
Weighted average number of ordinary shares after the stock split of April 24th 2006[1]	41 249 296	40 421 416	41 249 296	40 421 416
Revised earnings per share after the stock split (EUR)[1]	0,32	0,19	0,51	0,28

[1] As from April 24th, 2006, the stock was split in four. For reason of reporting, the transaction was applied retroactively.

Non financial highlights of the second quarter included:

HSDPA products

- Announcement of the GlobeTrotter GT MAX "7.2-Ready", world's first data card capable of data speeds up to 7.2Mbps and featuring Option's patented flip-out antenna design and Zero-Install patented technology.
- Selection of GlobeTrotter GT MAX by PTC (Poland)
- Selection of GlobeTrotter GT MAX by Hutchison 3G
- Bouygues Telecom selects GlobeTrotter FUSION+ HSDPA Ready

Embedded Wireless Module

GTM 351E receives GCF certification.

Corporate announcements

- Nomination of three new board members with international experience - Mr. Lawrence M. Levy, Mr. Jan Loeber and David Hytha approved at the Annual Shareholders' meeting on March 31 2006.
- Relocation to new Global Headquarters: the new HQ houses Corporate, Finance, Legal, HR, Marketing, Business Development, Operations & Sales, Technology and Engineering functions and provides space to accommodate future growth.
- Option selected for membership of the Kempen/SNS Social Responsible Investment Index.

Commenting on the results, Mr. Jan Callewaert, Founder and Chief Executive Officer said:

"With revenues in the second quarter exceeding those for the first half of last year, this was another record quarter for the Company and the fourteenth consecutive quarter of net positive earnings.

On behalf of the Board of Directors, I congratulate the entire Option team for its excellent performance in terms of revenues, gross margin, EBIT and net result. EPS of EUR 0.32 is an all time high.

Option's leadership in HSDPA technology has been the primary driver of this success: HSDPA products have been shipped to more than 50 mobile operators. The GlobeTrotter 3G HSDPA represented close to 70% of data card unit sales during the quarter, significantly exceeding the 55% we had anticipated. GlobeTrotter 3G QUAD represented 20% of unit data card sales, whilst non-3G data cards accounted for the remainder.

Shipments of GlobeTrotter variants incorporating WLAN increased to 17% of data card unit sales, again exceeding our own expectations.

The new category of non-PC data cards contributed nearly 10% of unit sales during the quarter with GlobeSurfer Icon taking the greater part.

The HSDPA GTM351E Wireless Module embedded in the Acer Aspire series is now on sale in six countries through laptop vendor channels, the most visible today being Inter Discount in Switzerland.

Moving into the second half of the year we are further expanding our global reach whilst maintaining our sharp focus on operational execution. With our market leading position, our "5 by 8" program – our aim to post revenues of 0.5 billion EUR by the end of 2008 – could be achieved early."

Financial Guidance

Reflecting the current business indicators and expectations, our full-year revenue growth forecast of 75%+ remains unchanged, and EBIT increases to 17% of total 2006 fiscal year revenues. Third quarter revenues are now anticipated to reach EUR 85+ million with net positive earnings.

Interim Financial Information

INCOME STATEMENT

Revenues

Total revenues for the second quarter of fiscal year 2006 did not only increase by 68.8% to EUR 82.5 million compared with the EUR 48.9 million in the second quarter of 2005 but also exceeded the total revenues of the first half year of 2005.

During the first half of 2006, Option generated total revenues of EUR 140.8 million, an increase of 78.6% compared with the revenues of EUR 78.8 million generated during the first semester of 2005.

Gross Profit

Taking into account a cost of goods sold of EUR 47.4 million during the second quarter of 2006, the gross profit reached EUR 35.1 million, compared to a gross profit of 22.0 EUR million in the second quarter of 2005.
Gross margin of 42.6% on the Q2 total revenues, showed a decrease compared with the 45.1% gross margin of Q2 2005.

During the first half of 2006 the gross profit amounted to EUR 57.6 million, compared to a gross profit of 37.0 EUR million in the first half of 2005.
Gross margin of 40.9% on the first half revenues, showed a decrease compared with the 46.9% gross margin for the first half 2005.

Operating expenses

The quarterly operating expenses, including depreciation and amortization charges, were EUR 18.2 million, compared with EUR 11.7 million in the second quarter of 2005.

During the first half of 2006, the operating expenses, including depreciation and amortization charges, were EUR 32.4 million, compared to EUR 21.1 million in the first 6 months of 2005.

EBIT

EBIT for the second quarter 2006 was EUR 16.9 million, or 20.5% on Q2 total revenues, compared to EUR 10.3 million, or 21.1% on the total revenues of the second quarter of 2005, representing a growth of 64.5%.

EBIT for the first half was EUR 25.1 million, or 17.8% on the first half total revenues, compared to EUR 15.8 million, or 20.1% on the total revenues of the first half of 2005, representing a growth of 58.6%.

EBITDA

EBITDA for the second quarter 2006 was EUR 19.8 million, or 24.0% on Q2 total revenues, compared to EUR 12.0 million, or 24.5% on the total revenues of the second quarter of 2005, representing a growth of 65.0%.

EBITDA for the first half was EUR 30.4 million, or 21.6% on the first half total revenues, compared to EUR 19.0 million, or 24.1% on the total revenues of the first half of 2005, representing a growth of 60.0%.

Finance result

During the first half of 2006, Option obtained a positive financial result of EUR 1.0 thousand. The exchange rate gains on USD amounted to EUR 1.4 thousand and Option received EUR 451 thousand from risk free investments of the available cash.
A total of EUR 696 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 72 thousand were mainly related to leasing contracts, ending in July 2006.

Net Profit

As from April 24th, 2006, the stock was split in four. Applying the transaction retroactively, earnings per share would have been the following:

The net profit for the second quarter amounted to EUR 13.4 million or EUR 0.32 per basic share (or EUR 0.32 per diluted share). This compared to a net profit of EUR 7.7 million or EUR 0.19 per basic share (or EUR 0.19 per diluted share) during the second quarter of 2005, representing an increase of 74.0%.

The net profit for the first half of 2006 amounted to EUR 21.0 million or EUR 0.51 per basic share (or EUR 0.51 per diluted share). This compared to a net profit of EUR 11.4 million or EUR 0.28 per basic share (or EUR 0.28 per diluted share) during the first half of 2005, representing an increase of 83.9%.

BALANCE SHEET

Cash increased from EUR 49.2 million at the end of 2005 to EUR 50.8 million at the end of the second quarter of 2006.

Trade receivables increased from EUR 35.7 million at the end of 2005 to EUR 56.1 million at the end of the first half of 2006.

During the first semester of 2006, inventories increased from EUR 19.5 million to EUR 24.9 million. This increase is explained by the building of component stocks in order to secure future quarter's sales and finished goods ready for delivery for the first week of the third quarter. Nevertheless, with 6.2% of the total inventories, the level of finished goods at quarter-end remains very low.

Fixed assets were EUR 20.9 million (net book value) as at June 30th 2006, an increase of EUR 1.5 million compared to the net book value of EUR 19.4 million at the end of the previous fiscal year. During the first semester of 2006, the total investments in tangible assets amounted to EUR 1.6 million and the Company invested EUR 5.2 million in intangible assets of which 4.1 million for capitalized developments projects and 1 million for additional licenses and other intangibles assets.

Total current liabilities increased from EUR 49.6 million at the end of 2005 to EUR 55.9 million. This increase is mainly due to the growth of the income tax payable (+EUR 4.8 million).

The Company generated a deferred tax liability mainly as a result of the capitalization of the commercial development projects under IFRS. During the first half of 2006, this deferred tax liability increased with EUR 539 thousand, all related to capitalization of development projects.

On total assets of EUR 154.8 million, the equity amounted to EUR 97.3 million, which results in a solvency ratio of 62.8% at quarter-end.

The Company generated EUR 8.5 million cash from operating activities during the first half of 2006, compared to EUR 13.0 million generated in same period of 2005. Cash flow from operating activities was positively affected thanks to higher cash flow from operating activities before changes in working capital. However, the evolution in the changes in working capital was reflected by the increase of trade and other receivables (+19.4). The inventories increased (+5.4) due to the building of component stocks in order to secure future quarter's sales and finished goods ready for delivery for the first week of the third quarter.
The evolution in the cash flow from investing activities is explained by the additional investments in intangibles assets and commercial development projects.

- OPTION N.V. -

CONSOLIDATED INCOME STATEMENT

For the 3 and 6 month period ended 30 June Thousands EUR (except per share figures)	Q2/2006	Q2/2005	H1 2006	H1 2005
Sales[2]	82 243	48 869	140 561	78 846
Other income	254	0	254	0
Total Revenues	**82 497**	**48 869**	**140 815**	**78 846**
Cost of products sold	(47 366)	(26 834)	(83 240)	(41 861)
Gross profit	**35 131**	**22 035**	**57 575**	**36 985**
Gross margin/Total revenues %	42.6 %	45.1 %	40.9 %	46.9%
Research and development expenses	(4 822)	(3 668)	(9 059)	(7 889)
Sales, marketing and royalties expenses	(11 022)	(6 755)	(18 843)	(11 049)
General and administrative expenses	(2 340)	(1 309)	(4 582)	(2 228)
Total operating expenses	**(18 184)**	**(11 732)**	**(32 484)**	**(21 166)**
Profit from operations (EBIT)	**16 947**	**10 303**	**25 091**	**15 819**
EBIT/Total revenues %	20.5 %	21.1 %	17.8 %	20.1%
Depreciation and amortization	2 822	1 676	5 325	3 188
EBITDA	19 769	11 979	30 416	19 007
EBITDA/Total revenues %	24.0 %	24.5 %	21.6 %	24.1%
Exchange gain/(loss)	836	(986)	1 363	(1 569)
Interest income/(expense)	(216)	(14)	(317)	(40)
Finance result	**620**	**(1 000)**	**1 046**	**(1 609)**
Profit before taxes	**17 567**	**9 303**	**26 137**	**14 210**
Tax expense	(4 197)	(1 621)	(5 171)	(2 808)
Net profit	**13 370**	**7 682**	**20 966**	**11 402**
Weighted average number of ordinary shares	10 312 324	10 105 354	10 312 324	10 105 354
Diluted average number of ordinary shares	10 312 324	10 312 457	10 312 324	10 312 491
Earnings per share (in EUR)	1.30	0.76	2.03	1.13
Diluted earnings per share (in EUR)	1.30	0.74	2.03	1.11
EPS after the stock split of April 24th 2006 (applied retroactively)				
Weighted average number of ordinary shares	41 249 296	40 421 416	41 249 296	40 421 416
Diluted average number of ordinary shares	41 249 296	41 249 828	41 249 296	41 249 964
Earnings per share (in EUR)	0.32	0.19	0.51	0.28
Diluted earnings per share (in EUR)	0.32	0.19	0.51	0.28

[2] Non data-cards sales in Q2 2006 and H1 2006 were not exceeding the 10% threshold for segment reporting.

- OPTION N.V. -

CONSOLIDATED BALANCE SHEET

As at Thousands EUR	30 June 2006	31 December 2005
ASSETS		
Current assets		
Cash and cash equivalents	50 799	49 288
Trade and other receivables	56 057	37 050
Income tax receivable	36	20
Inventories	24 862	19 495
	131 754	**105 853**
Non-current assets		
Property, plant and equipment	8 435	8 415
Intangible assets	12 466	11 031
Deferred tax assets	2 033	1 714
Other receivables	111	-
	23 045	**21 160**
Total assets	**154 799**	**127 013**
EQUITY AND LIABILITIES		
Current liabilities		
Income tax payable	7 160	2 320
Trade and other payables	48 732	47 020
Current portion of long-term debt	23	286
	55 915	**49 626**
Non-current liabilities		
Deferred tax liabilities	1 364	825
Non-current portion of long-term debt	222	222
	1 586	**1 047**
Equity		
Issued capital	6 116	6 116
Share premium	43 865	43 865
Reserves	349	357
Retained earnings	46 968	26 002
Shareholders' equity	**97 298**	**76 340**
Total equity and liabilities	**154 799**	**127 013**

- OPTION N.V. -

CONSOLIDATED CASH FLOW STATEMENT

Thousands EUR For the period ended	31 June 2006	30 June[3] 2005
OPERATING ACTIVITIES		
Net profit (A)	20 966	11 402
Depreciation and amortization	5 325	3 188
Unrealized foreign exchange losses/(gains)	104	-
(Reversal of)/write-offs non current and current assets	145	142
Equity-settled share-based payment expense	-	98
Tax expense	5 171	2 808
Total non cash adjustments (B)	**10 745**	**6 236**
Cash flow from operating activities before changes in working capital	**31 711**	**17 638**
Decrease/(increase) in trade and other receivables	(19 421)	(15 691)
Decrease/(increase) in inventories	(5 367)	(6 574)
Increase/(decrease) in trade and other payables	1 714	18 267
Total changes in working capital (C)	**(23 074)**	**(3 998)**
Cash generated from operations	**8 637**	**13 640**
Income tax (paid)/received (D)	(97)	(599)
CASH FLOW FROM OPERATING ACTIVITIES	**8 540**	**13 041**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(1 588)	(3 531)
Acquisition of intangible assets	(1 002)	(688)
Development expenditures	(4 176)	(714)
CASH FLOW FROM INVESTING ACTIVITIES (E)	**(6 766)**	**(4 933)**
FINANCING ACTIVITIES		
Payment of finance lease liabilities	(263)	(464)
CASH FLOW FROM FINANCING ACTIVITIES (F)	**(263)**	**(464)**
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)+(E)+(F)	**1 511**	**7 644**
Cash and cash equivalents at beginning of period	49 288	31 612
Cash and cash equivalents at end of period	50 799	39 256
Difference	**1 511**	**7 644**

[3] 2005 figures as published, including reclassifications to reflect IFRSs presentation

- OPTION N.V. -

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Thousands Euro For the six month period ended 30 June	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 31 December 2004	**5 994**	**43 469**	**245**	**-**	**(2 991)**	**46 717**
Net profit	-	-	-	-	11 402	11 402
Share-based payments	-	-	98	-	-	98
As per 30 June 20[illegible]	**5 994**	**43 469**	**343**	**-**	**8 411**	**58 217**

Thousands Euro For the six month period ended 30 June	Shareholders' equity						
	Issued capital	Share premium	Share-based payment reserves		Translation reserves	Retained earnings	Total equity
As per 31 December 2005...	**6 116**	**43 865**	**360**	**(3)**		**26 002**	**76 340**
Net profit	-	-	-	-		20 966	20 966
Conversion Translation adjustment	-	-	-	(8)		-	(8)
As per 30 June 2006............	6 116	43 865	360	(11)		46 968	97 298

OPTION NV

LIMITED REVIEW REPORT ON THE CONSOLIDATED HALF-YEAR FINANCIAL INFORMATION FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2006

To the Board of Directors

We have performed a limited review of the accompanying consolidated balance sheet, income statement, cash flow statement, statement of changes in equity (jointly the "interim financial information") of OPTION NV ("the company") and its subsidiaries (jointly "the group") for the six months period ended 30 June 2006. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Accordingly, we do not express an audit opinion.

As we were not engaged to perform a limited review of the interim financial information as of March 31, 2006, the scope of our work did not include a limited review of the income statement for the three months ended June 30, 2006.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the six months period ended 30 June 2006 is not prepared, in all material respects, in accordance with legal and regulatory requirements and the recognition and measurement criteria of IFRS as adopted by the European Union.

July 26, 2006

The Statutory Auditor

DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Leo Van Steenberge

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, Founder & CEO
Frederic Convent, CFO
Gaston Geenslaan 14
B-3001 Leuven, Belgium
TEL: +32 (0) 16/31-74-11
FAX +32 (0) 16/31-74-90
E-mail: investor@option.com

About Option (www.option.com) - EURONEXT Brussels OPTI: ADR: OPNVY
Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm and an ISO 9002 production engineering and logistics facility in Cork, Ireland.